UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015
or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________.

Commission File Number 0-11733

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

City Holding Company
401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2015

Required Information
The City Holding Company 401(k) Plan and Trust (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

To the Participants of City Holding Company 401(k) Plan and Trust
and Board of Directors of
City Holding Company
We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ Dixon Hughes Goodman LLP
Charleston, WV

June 28, 2016

City Holding Company
401(k) Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014

Assets:
Investments at fair value:
Mutual funds	$30,481,198	$30,676,551
Common stock of City Holding Company	13,314,815	14,119,216
Collective investment fund	7,821,799	7,568,459
	51,617,812	52,364,226

Notes receivable from participants	1,781,931	1,816,193

Net assets reflecting investments at fair value	53,399,743	54,180,419

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(15,555)	(24,447)

Net assets available for benefits	$53,384,188	$54,155,972

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2015
Additions:
Investment income:
Interest and dividends	$494,520

Interest income on notes receivable from participants	72,974

Contributions:
Contributions from employer	795,002
Contributions from participants	2,370,014
3,165,016

Total additions	3,732,510

Deductions:
Benefits paid to participants	4,352,859
Administrative expenses	17,400
Net depreciation in fair value of investments	134,035

Total deductions	4,504,294

Net decrease	(771,784)

Net assets available for benefits:
Beginning of year	54,155,972
End of year	$53,384,188

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust
Notes to Financial Statements

Note 1. Description of Plan
The following description of the City Holding Company 401(k) Plan and Trust (the “Plan”) provides general only information. Participants should refer to the plan document for a complete description of the Plan's provisions.
General - The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the “Company”) who are eligible for participation in the Plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Participant Accounts - Each participant's account is credited with the participant's contribution, allocations of the Company's contributions and plan earnings, and charged with benefit payments, transaction fees associated with notes receivable and plan losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
Investment Options - Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, Company stock and a collective investment fund as investment options.
Contributions - Participants may elect to contribute, on a pre-tax salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $0.2 million in 2015 of participant account balances rolled-over from previous employers' qualified plans. Participants may elect, on an annual basis, to have the dividends on their investment in the Company's stock to be paid directly to the participant or reinvested in the participant's account in the Company's stock.
The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution as directed by the participant's investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.
Vesting - Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.
Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at Prime plus 100 basis points. Participant assets are utilized to pay administrative fees associated with processing participant loans. At December 31, 2015, notes receivable from participants bore interest at an interest rate of 4.25%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.
Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 2. Significant Accounting Policies
Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from these estimates and assumptions.
Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
The Plan determines the fair value of its investment in Company common stock based on the stock's quoted trade price.
Investments in mutual funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 2015 and 2014.
Investments in fully benefit-responsive investment contracts are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the Federated Capital Preservation Fund as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Interest income from notes receivable from participants is recorded when received. All other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year. Purchases and sales are recorded on a trade-date basis.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are classified as distributions based upon the terms of the Plan document.
Payment of Benefits - Benefits are recorded upon distribution.
Administrative Expenses - The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees. Expenses relating to specific participant transactions (notes receivable from participants) are charged directly to the participant's account and are presented on the statement of changes in net assets available for benefits as administrative expenses.

Note 3. New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Under ASU 2015-07, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. An entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. This standard is effective for the plan retrospectively for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption of this ASU to have a significant impact on the Plan's financial statements.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12).

•	Part I designated contract value as the only required measure for fully benefit-responsive investment contracts,

•
Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (i) individual investments that represent 5% or more of net assets available for benefits and (ii) the net appreciation or depreciation for investments by general type,

•
Part III provides a practical expedient to permit plans to measure investments and investment related accounts as of a month-end that is closest to the plan's fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution, and/or significant event occurs between the alternative measurement date and the plan's fiscal year end, the plan should disclose the amount of the contribution, distribution, and/or significant event.

The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company does not expect the adoption of this ASU to have a significant impact on the Plan's financial statements.
Note 4. Investments
The following table presents investments that represent 5% or more of the Plan's net assets:

		December 31,
		2015	2014

*	City Holding Company common stock	$13,314,815	$14,119,216
	Federated Capital Preservation Fund	7,821,799	7,568,459
	American Funds American Balanced Fund	10,454,032	9,876,495
	American Funds Washington Mutual Fund	3,863,874	**

*	Denotes issuer is a party-in-interest to the Plan
**	Less than 5% of the Plan's net assets as of this date
During the year ended December 31, 2015, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Mutual funds	$32,504
Collective investment fund	49,527
Common stock of City Holding Company	(216,066)
Total	$(134,035)

Note 5. Fair Value Measurements
Fair value is defined under GAAP as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
A fair value hierarchy was established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy is as follows:
Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
The Plan used the following methods and significant assumptions to estimate fair value for assets and liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Mutual funds. Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges.

Collective investment fund. The collective investment fund is reported at fair value utilizing Level 2 inputs, based on the underlying assets in the fund at year end. The collective investment fund holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs). There are no unfunded commitments at December 31, 2015.
Common Stock of City Holding Company. Common Stock of City Holding Company is reported at fair value utilizing Level 1 inputs. The fair value of the common stock for City Holding Company is determined by the closing price reported on NASDAQ.
The following table represents assets and liabilities measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
December 31, 2015
Mutual funds:
Growth funds	$16,548,320	$16,548,320	$—	$—
Balanced funds	10,454,032	10,454,032	—	—
Fixed income funds	1,595,615	1,595,615	—	—
Retirement funds	1,883,231	1,883,231	—	—
Total mutual funds	30,481,198	30,481,198	—	—

Common stock of City Holding
Company	13,314,815	13,314,815	—	—

Collective investment fund:
Capital preservation fund	7,821,799	—	7,821,799	—

December 31, 2014
Mutual funds:
Growth funds	$16,317,916	$16,317,916	$—	$—
Balanced funds	9,876,495	9,876,495	—	—
Fixed income funds	2,123,077	2,123,077	—	—
Retirement funds	2,359,063	2,359,063	—	—
Total mutual funds	30,676,551	30,676,551	—	—

Common stock of City Holding
Company	14,119,216	14,119,216	—	—

Collective investment fund:
Capital preservation fund	7,568,459	—	7,568,459	—

Note 6. Collective Investment Fund
Federated Capital Preservation Fund (the “Fund”) units are issued and redeemed daily at the Fund's constant net asset value of $10 per unit. The Fund's investment objective is stability of principal and high current income. The Fund pursues this investment objective by investing primarily in guaranteed investment contracts (“GICs”), including traditional GICs, synthetic GICs and separate account GICs; money market mutual funds and other stable value products that can be carried at contract value. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $10 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Interest crediting rates are typically reset on a monthly or quarterly basis. Because changes in market interest rates affect the yield to maturity and the fair value of the underlying fixed-income securities, they can have a material impact on the interest crediting rate. In addition, withdrawals and transfers from the Fund are paid at contract value but may be funded through fair value liquidation of the underlying fixed-income securities, which could impact the crediting rate. All synthetic GICs provide for a minimum crediting rate of zero percent, which is intended to protect participants' principal and accrued interest. The total return for the Fund for the year ended December 31, 2015 was 0.65%.
The Fund's trust agreement provides that withdrawals for purposes other than normal benefit payments, participant loans, direct transfers or paying trustee fees may require advance notice of up to twelve months. In certain circumstances, the amount withdrawn from the Fund would be payable at fair value rather than at contract value. These circumstances may include, but are not limited to, the following: mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs or other events within the control of the Fund or the plan sponsor resulting in a material and adverse financial impact on the issuer's obligations under the GICs. At December 31, 2015, the Company does not believe these events are probable.
Note 7. Exempt Party-In-Interest Transactions
At December 31, 2015 and 2014, the Plan held 291,736 and 303,443 shares, respectively, of the Company's common stock. During the year ended December 31, 2015, the Plan recorded dividend income of $494,520.
City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan's assets.
Note 8. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 30, 2014, stating that the Plan, as designed, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
In line with GAAP, the plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
Note 9. Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

City Holding Company
401(k) Plan and Trust
Plan: 002 EIN: 550619957
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of		Current
	Lessor, or Similar Party	Investment	Cost **	Value

	Investments in mutual funds:
	Federated Short-Term Income Fund	81,549 units	**	$690,720
	Federated Max-Cap Index Fund	132,737 units	**	1,868,939
	Federated Total Return Bond Fund	84,967 units	**	904,895
	Federated Mid-Cap Index Fund	106,602 units	**	2,479,556
	Federated Stock Trust Fund	48,676 units	**	1,212,512
	American Funds American Balanced Fund	439,245 units	**	10,454,032
	American Funds EuroPacific Growth Fund	47,170 units	**	2,099,541
	American Funds Washington Mutual Investor Fund	100,964 units	**	3,863,874
	American Funds AMCAP Fund	100,753 units	**	2,594,386
	Baron Small Cap Fund	86,183 units	**	2,429,512
	T. Rowe Price Retirement 2020 Fund	27,375 units	**	530,793
	T. Rowe Price Retirement 2030 Fund	35,447 units	**	762,104
	T. Rowe Price Retirement 2040 Fund	26,496 units	**	590,334
				30,481,198
	Common stock:
*	City Holding Company common stock	291,736 units	**	13,314,815

	Investments in collective investment fund:
	Federated Capital Preservation Fund, at fair value	780,624 units	**	7,821,799

***	Participant loans	Interest at 4.25%, maturing	-
		through December 2020		1,781,931

	Total			$53,399,743

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for participant-directed investments
***	The accompanying financial statements classify participant loans as notes receivable from participants.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company
401(k) Plan and Trust

/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 28, 2016